November 1, 2024

Yan Fu
Chief Executive Officer
Ruanyun Edai Technology Inc.
No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus
Nanchang, Jiangxi, China 330096

       Re: Ruanyun Edai Technology Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 21, 2024
           File No. 333-281857
Dear Yan Fu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your responses to prior comments 3 and 4 regarding your Concerted Action
       Agreement, including your disclosure that the parties to the Concerted Action
       Agreement do not currently intend to file a Schedule 13D. Please provide a detailed legal analysis of how you determined that the parties to the Concerted Action
       Agreement have not formed a group under Section 13(d)(3) of the Exchange Act.
 November 1, 2024
Page 2

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Mitchell Austin at 202-551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Hillary O'Rourke, Esq.